Filed by Genesis Park Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Genesis Park Acquisition Corp.

(Commission File No. 001-39733)

REDWIRE AND GNPK INVESTOR CALL TRANSCRIPT

MARCH 25, 2021 7:30 AM ET

OPERATOR

Good morning, ladies and gentlemen, thank you for standing by, and welcome to the Redwire and Genesis Park conference call. I would now like to turn the call over to Jonathan Baliff, President, CFO and Director of Genesis Park Acquisition Corp. Please go ahead.

JONATHAN BALIFF:

Good morning, everyone. I would like to thank you all for joining the call. I would like to thank all of you for joining our call today. I’m Jonathan Baliff, President, CFO and a Director with Genesis Park Acquisition Corp. or GNPK. I’m here today with the Redwire leadership team: Peter Cannito, Chairman & Chief Executive Officer; Andrew Rush, President & Chief Operating Officer; and Bill Read, Chief Financial Officer.

Today we’ll be reviewing an investor presentation that has been posted on the Genesis Park website and filed with the SEC.

I’ll begin by reminding everyone that the discussion today may contain forward looking statements, including, but not limited to, GNPK’s or Redwire’s expectations or predictions for future financial or business performance, or conditions. Forward looking statements are inherently subject to risks, uncertainties, assumptions, and they are not guarantees of performance. You should not put undue reliance on these statements. You should understand that such forward-looking statements involve risks and uncertainties, and such factors may be updated from time to time in our filings with the SEC and may cause actual events, results, or performance to differ materially from those indicated by such statements. We are under no obligation, and expressly disclaim any obligation to update, alter, or otherwise revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

The full disclaimers are on slides 2, 3, and 4 of this presentation.

Let’s turn to slide 5. Genesis Park is very excited to partner with Redwire, as it is a unique company for a number of key reasons:

First, it was purpose-built to be an innovative, independent space infrastructure company, providing critical technology and services to fast growing national security, civil, and commercial markets. It will be a pure play picks and shovels space infrastructure company, so as space wins during the next space golden age that is rapidly unfolding, Redwire wins, and they have proven this financially as a profitable company today.

Redwire uniquely combines over 50 years of space flight heritage with transformative technologies creating significant organic growth from its service to and partnership with these national security, civil, and commercial customers.

As you will see, Redwire can achieve its significant organic revenue growth without significant capital, as Redwire is not dependent on the IPO funding for the forecasted organic growth that you will see in this presentation. The funding will be used for additional strategic investments and M&A that helps add to and de-risk Redwire’s organic financial growth. Importantly, Redwire has a proven management team at all levels of the company, and already knows what great looks like as a public company and it is operating that way today. Finally, Redwire has compelling valuation upside for shareholders, both growth and value oriented, with a discount to space peers with a pro forma enterprise value of $615 Million.

The existing Redwire shareholders agree with Genesis Park and they are showing this by rolling a very large portion of their equity, and Genesis Park is also investing further as the fund and our operationally focused Board are large investors in the PIPE.

Turning to slide 6. On slide 6 I will review the terms of the transaction. Assuming no redemptions, this transaction will result in 68 million Redwire shares, and values Redwire at a pro forma enterprise value of $615 million with $60 million of net cash position on the balance sheet and a pro forma equity value of $675 million. Sources of this capital include the $166 million of GNPK cash held in trust, assuming no redemptions, and a $100 million PIPE, with participation from Senvest Management and Crescent Park Management. It is important to reiterate that key existing investors have reaffirmed their conviction in the equity story.

The transaction values Redwire at a 9.6x estimated 2023 Adjusted EBITDA of approximately $64 million and 2.5x estimated 2025 Adjusted EBITDA of approximately $250 million. You will see that Redwire, due to the nature of its revenue contracts, is very capital efficient. The financial forecasts, as I’ve said before, are not dependent upon the funding from this transaction, as forecasted cash flows are sufficient to fund projected organic growth. Assuming no redemptions, the transaction provides $170 million cash to the balance sheet to enable additional internal investments like R&D and external investments like further mergers & acquisitions.

We expect the transaction to close by the end of second quarter of 2021. Pro forma, current Redwire shareholders will own approximately 55% of the company, GNPK public holders will own 24%, PIPE investors will own 15%, and Genesis Park, as the sponsor, will own 6%.

Let’s turn to slide 7. It is important to note that Redwire has been validated and supported by two sets of well-known aerospace and space industry executives in our respective companies shown on slide 7. These executives have hundreds of years of experience and a proven track record of creating significant value for their public and private shareholders. We are also executives that are not only financially focused but also commercially and operationally proven in space and aerospace.

In fact, GNPK is honored to participate in what we see as a unique first in recent space SPACs where you have three industry-focused teams coming together at the right time with the right mission. AE Industrial Partners on the left is a top-tier aerospace dedicated private equity firm that saw the potential in Redwire, nurtured it in its evolution as a private company and will continue to be a meaningful partner and shareholder in the new public Redwire.

On the right, Genesis Park Acquisition Corp. was created with industry focus in mind and has deep expertise and relationships in space as well as aerospace, especially in a public company context. We believe we are the ideal partner to assist Redwire’s successful launch and growth in the public markets. And finally, we both are coming together for the benefit of Redwire’s proven leadership team, but also for the significant benefit of GNPKs current investors, our future PIPE investors, and institutional and retail public market investors of the future.

And now, I will turn the call over to Pete Cannito, Chairman and CEO of Redwire.

PETER CANNITO:

Thanks, Jonathan. As an operating partner with AEI, I’ve been involved with Redwire since inception. With 25 years of experience in aerospace and defense, this is the third high-technology high-growth private equity platform that I have led through a strong track record of mergers and acquisitions as well as significant organic growth. With me today are Andrew Rush, President and Chief Operating Officer, and Bill Read, Chief Financial Officer.

Andrew is unique among space executives in that he has both a strong background technically as well as a background in intellectual property law. This is very important to Redwire because technical excellence is one of our core values and intellectual property is a key differentiator in building on our position in the market. Andrew also has the customers’ trust and a broad network within the space community. He is a member of the NASA Advisory Council, where he has worked alongside recently nominated head of NASA Bill Nelson, and serves as the chairman of the regulatory and policy committee.

Bill has over 30 years of experience in finance in both private equity and public equity companies, to include Abaco Systems, BBB Industries and others. Important to Bill’s background, much like myself, Bill has extensive background in mergers and acquisitions with experience ranging from target identifications through business integration.

Now we are just the three on the call representing an exceptional management team with a diverse base of experience that includes entrepreneurship, large company experience, as well as private equity backed platforms. And I am very excited about the fact that all of our founders that were actively involved in the day to day operations of the acquisitions that we have done so far have taken on meaningful leadership and technical roles at Redwire. We are very excited to be partnered with an organization such as Genesis Park that truly understands our industry and can add tremendous value for the long term as we position ourselves for future growth in this dynamic marketplace.

Slide 9. At Redwire, we are accelerating humanity’s expansion into space by delivering reliable, economical and sustainable infrastructure for future generations. We are an invaluable mission partner because we are passionate about what we do, and we are uniquely positioned in the market with a growing array of innovative offerings. By combining our proven capability and significant flight heritage with next generation breakout capabilities, like in-space manufacturing, we are confident we will deliver on this mission.

Slide 10. What differentiates Redwire from our competitors is a unique combination of heritage plus innovation. This is important because heritage is critical to winning the confidence of customers, so that they feel comfortable working with us to continue developing the innovative new technologies that are going to create and enable that next generation space infrastructure.

Redwire is an industry disruptor, and we are doing this from a position of proven past performance. For example, we have enabled every US mission to Mars; we have supported deep space missions out to Pluto and beyond; and we are involved in critical space infrastructure currently, such as the GPS constellation. In fact, the Mars Perseverance mission used our digital sun sensors to navigate and orient on its way to the Red Planet.

This highly differentiated position of bringing together 50 years of flight heritage and disruptive innovations make us the premier provider of infrastructure that can enhance every space mission of the future in the commercial, civil as well as national security space market.

Slide 11. Another key differentiator is that we are already a profitable space company with a blue-chip foundation and strong economics. Starting from a position of financial strength, such as consistent free cash flow and a rapidly growing contract backlog, is what gives us the confidence we will achieve our projections.

As you can see on slide 11, with $163 million in projected 2021 revenue and $150 million in current contracted backlog, we are well positioned to achieve our objective of reaching $1.4 billion in 2025 revenue.

Slide 13. The opportunity before us is substantial. At $420 billion in 2019, space is already a significant contributor to the global economy. Because we are well-positioned across all the major segments of the space market to include civil, commercial and national security space, growth is coming from a variety of favorable trends.

For example, growth is coming from commercial sector players who are providing increased data communications and remote sensing applications from large commercial satellite constellations.

Additionally, there is growing demand for more resilient architectures in the national security sector using proliferated small satellites in low earth orbit. And the public’s renewed interest in human space exploration is driving tremendous growth in the civil sector.

Taken together, these factors are significantly driving the growth of the space sector which is now estimated to reach $2 trillion by 2040.

Slide 14. We have entered the second golden age of space. A significant reduction in launch costs, primarily driven by innovations such as SpaceX’s reusable rocket, is fueling tremendous growth. Lower launch costs increased demand for space infrastructure, enabling an exponential increase of satellites launched in the next decade.

As you can see on Slide 14, 6,000 satellites were in orbit as of April 2020. But it is projected that more than 50,000 additional satellites are planned to be launched by 2030. Since Redwire provides the critical capabilities and components, such as solar arrays, navigation sensors, satellite buses, and other critical components, this trend provides a significant tailwind for our future growth.

Slide 15. Through our legacy companies, we have been deploying mission-critical space capabilities for over 50 years. This includes space capability deployed throughout our solar system. Whether we are talking about deploying solar probes to the sun or operating in low earth orbit, medium earth orbit or beyond geo or even sending out deep space capabilities to Pluto and beyond.

Redwire has already proven our ability to operate and deploy innovative technologies in the challenging space environment with over 150 satellite missions flown to date. These include critical space infrastructure capabilities for not only commercial and civil applications, but critical capabilities such as GPS that are very important for the national security market and the entire terrestrial economy.

Slide 16. Redwire delivers infrastructure that enables a full spectrum of activity in space. In short, many people believe that the next decade of space is a new gold rush. In that context, Redwire is providing the highly specialized picks and shovels required for space missions.

These include space-capable robotics, in-space additive manufacturing, deployable booms and solar arrays, as well as other critical components that are necessary to enable the space missions of today and tomorrow. Whether it involves upgrades to the International Space Station, building the future Orion spacecraft, deploying next-generation satellites, or our highly innovative, one-of-a-kind, first-of-a-kind Archinaut additive manufacturing and robotic assembly satellite, Redwire has a solution to overcome the challenges of present and future space missions. These capabilities are the critical infrastructure that underlines the future of civil, commercial, and national security space missions.

Additionally, there are key, forward growth, strategic focus areas that include on-orbit servicing, assembly and manufacturing, digitally engineered spacecraft, LEO commercialization, space domain awareness, and advanced sensors and components.

Slide 17. To really emphasize our unique positioning in developing the next generation space infrastructure, I would like to highlight our market leading position in in-space manufacturing and robotic assembly.

Redwire is the undisputed leader in this area, and this is truly a game-changing capability that offers greater performance characteristics than terrestrial-based manufacturing methods. And as the timeline shows, this is not early-stage technology – this is happening today. We have already demonstrated our one-of-a-kind technology and intellectual property in space.

This capability will drive tremendous growth in space craft and large structure development, LEO commercialization in developing materials in microgravity such as ZBLAN, the development of sustainable human space habitats, and even the future of asteroid mining and energy generation.

Slide 18. Redwire has a very unique positioning in the space industry. As a first-mover industry consolidator, we are filling a void in the middle market for investors. Currently in the space industry, there are generally two types of companies: one type is what is often referred to as traditional or old space, which includes the legacy diversified aerospace prime contractors. The other type of company found in the industry includes new space start ups.

Redwire is filling the middle market with a purpose-built company that combines the best of both by combining reliable flight heritage with innovative disruptive technologies.

Redwire is different. We are more agile and innovative than the traditional space companies but with more heritage and proven performance than the new space start ups. That is why extraordinary flight heritage plus innovation is so important to our positioning.

Slide 19. As a premier mission partner in space, our customers and partners depend on us for the execution of their next generation space missions. We are the pick and shovel provider for the new space gold rush. As such, we like to say: when space wins, Redwire wins.

Slide 19 shows targeted commercial customers and partners whose missions can benefit from Redwire’s unique capabilities. For example, it was recently announced that Firefly has won a new commercial lunar lander program and Redwire is providing the core avionics package in our support of Firefly. Additionally, we were selected by Momentus to provide the robotic arm for the Vigoride platform. That is why, as a key partner to high-growth space companies across the different space sectors, when space wins, Redwire wins.

Slide 20. But our organic growth positioning is just part of the story. Space is still a fragmented market. Because of our unique approach to consolidating world-class space businesses that require a larger platform to achieve breakout results and larger impact, Redwire is become the acquirer of choice for many space entrepreneurs.

We have already acquired and are integrating seven leading high-growth companies with key space infrastructure capabilities, demonstrating our ability to scale through M&A. And by leveraging the deep industry relationships among our founders, we have created a virtuous cycle for our future inorganic growth as they introduce us to their network of other founders throughout the industry. The result is a robust pipeline of proprietary deals that are immediately actionable. And as a public company, Redwire will be an even more attractive acquirer because we will have a public currency further strengthening our positioning as a forever home for founders looking to join in our tremendous growth.

Slide 21. Bringing it all together, Redwire is extremely well positioned for tremendous growth. Starting with our blue-chip foundation of our existing revenue, profitability and backlog, we will achieve immediate growth on current programs. Add to that the synergies we are achieving by building a larger platform with scale and then adding our unique IP-driven breakout technologies, we are well on our way to achieving our 5 year projection of $1.4 billion in revenue by 2025 by organic means alone. For additional upside, this transaction provides us with the opportunity to significantly enhance this growth by continuing our proven track record of strategic acquisitions, as well as accelerated research and development and additional cap ex.

Now Andrew is going to describe the critical breakout technologies backed by robust intellectual property portfolio that will drive our growth for the next 5 years.

ANDREW RUSH:

Thanks Pete. Slide 22. As Pete mentioned, we are entering the second golden age of space. From NASA’s mission to sustainably return humanity to the moon, to the dramatic reduction in launch costs which have opened up myriad opportunities in telecommunications and remote sensing in low Earth orbit and beyond, to the recognition from the National Security arena that space is a contested domain – there are multiple drivers of this expansion of space activity and economic expansion into the stars. It is truly the most exciting time to be involved in the space sector since the Apollo era.

I am going to walk through our five strategic focus areas, which encompass our products and capabilities as well as our vision for the future. As I do so, I hope you take away three key points. First, we are enabling our customers and our government partners, both today and going forward, to succeed in this second golden age of space. Second, our technologies are transforming the economies of space by opening new markets and driving growth as this sector grows from $400 billion to $2 trillion. And third, each of our products and capabilities in these strategic focus areas work and fit together to deliver great products and services in a profitable way.

On slide 23, you see our five strategic focus areas. From on-orbit servicing and manufacturing of satellites, or OSAM, to the commercial use and habitation of space in our LEO commercialization area, our digitally engineered spacecraft, to space domain awareness, and finally, advanced sensors and components.

Slide 24. We are the pioneers of on-orbit servicing, assembling, and manufacturing technologies. These technologies combine 3D printing and robotic assembly to put more capability on-orbit at lower cost.

This is crucially important because each and every satellite that has ever been to space is constrained by launch. Typically, you have to engineer satellites to fit into the rocket and survive a violent ride to space, rather than optimizing them for their mission. But by combining large-scale 3D printing and robotic assembly, we at Redwire are able to put on orbit more capability per dollar than the current state-of-the-art design paradigm. In the same way that reusable rockets have transformed the $5 billion space launch industry, we are now transforming the $15 billion satellite manufacturing industry.

Slide 25. Our second strategic focus area is low-earth orbit commercialization. Visionaries like Jeff Bezos and Elon Musk are investing in missions that could enable millions of people to live and work in space. We enable those missions by developing the technologies that would motivate people to go to space — proving out on-orbit manufacturing and pioneering unique products, such as ZBLAN optical fiber.

When you take gravity out of the manufacturing equation, you can begin to make products in space that are only able to be manufactured there, like ZBLAN optical fiber, which is significantly better than the traditional optical fiber used in long haul telecommunications.

This and many other products and manufacturing processes are attractive even at today’s launch, operation and return prices. And that really provides the economic motivator for people to go and stay in space, delivering on the visions of such luminaries as Musk and Bezos.

Additionally, we apply our expertise in developing payloads and working in the human spaceflight arena in developing technology solutions for human space flight. For example, we are a major player in support of NASA’s human landing system which will return humans to the moon. These are foundational technologies for the second golden age of space.

Slide 26. Our third strategic focus area is digitally-engineered spacecraft. Now the way we have traditionally designed and built satellites can be broken into two approaches. Traditionally, the way most spacecraft have been designed is through a Rolls Royce approach, an expensive, bespoke, time-intensive process. But it gives the customer exactly what they want in a very mission-specific and customized way.

More recently, the Model T approach has emerged. Like when Henry Ford said you can have any Model T in any color as long as it’s black, this approach is focused on responsiveness and mass production with very little customization. You can build a spacecraft in only one or two years – about half of the time as we see in the Rolls Royce approach.

But this approach misses a critical need of the customer, which is to have mission-specific adaptation and design for their mission. That’s where Redwire comes in.

Our digital engineering approach builds on the same innovations that revolutionized automobile manufacturing and aviation manufacturing. We can both tailor our spacecraft and architectures and deliver more rapidly – thus customers are getting the best of both approaches because we are able to build more modular, but also tailored systems. A responsive product, a product that has the best value pricing, but is mission specific. This responsiveness and mass production are important as we are fielding those tens of thousands of small satellites that Pete mentioned earlier.

Slide 27. Our fourth strategic area is that of space domain awareness. Our modern lives are increasingly dependent on space-based assets. We all carry around smartphones that rely on GPS to do everything from hail us an Uber to ensure that our financial transactions occur at the agreed upon time. And with so much of our economy based on space technology and as much of our national security infrastructure is based on space-based assets, it is incredibly important to be able to track and protect those space-based assets. But it is also challenging to do so.

Today we don’t have great visibility at all times on what’s taking place on orbit. We at Redwire are helping to address this problem by providing flight heritage suites of cameras that are on orbit today being used for space domain awareness. We are also developing innovative approaches to fielding telescopes with our optical interferometry systems that can provide much higher resolution than state-of-the-art solutions.

And as we go forward, and as customers need to be able to track and understand assets throughout space at all times, to protect our national interests and to protect our economic interests, Redwire will be there helping with that mission.

Slide 28. Our fifth strategic focus area is that of advanced sensors and components. This is an area that we are proud to be an enabling partner across all the sectors of the space economy – whether civil, commercial, or national security focused. We have an extensive portfolio of tools and components and that help spacecraft maintain their orientation, like star trackers and sun sensors.

We are a prolific provider of payload adaptors, which support satellites as they make their ride to space. And we are also the largest independent provider of space structures and other deployables in the US marketplace today.

This area is particularly interesting and important because every satellite that goes to space has some structure that needs to be deployed so we can collect more power, send our signal, or do a wide variety of other mission applications. And we at Redwire are uniquely positioned as a mission partner of choice that is independent of the large aerospace primes. This is meaningful because if you are a larger aerospace prime that does not have an in-house capability to do deployments or solar arrays or reflectors or antennas, you don’t want to go to competitor that has that capability. You would rather come to an independent company like Redwire, who you can trust, and who is committed to your success.

Slide 29. I want to highlight one specific program that we have at Redwire, and that is our Archinaut One program, which is a fully funded program that will launch in 2023 funded by NASA to be a public private partnership to demonstrate the ability to manufacture and assemble satellites on orbit – and will accelerate the growth of on-orbit assembled manufactured and serviced satellites. This is a mission that bridges today with tomorrow, enabling and helping expand this space economy from $400 billion today to $2 trillion and more in the future.

Slide 30. But it is not just Archinaut that is providing Redwire with significant tailwinds. We have had more than $70 million in recent program wins. We were selected by NASA to provide a solar sail as large as a baseball field for a science mission that will study the sun and other celestial bodies in our solar system. In the commercial arena, we have been selected by Momentus to provide robotic arms for their Vigoride system, which will be used to attach and detach satellites from that platform. So as Momentus grows, Redwire grows. More recently, we have been selected to manufacture the core avionics and terrain-relative navigation systems for a lunar lander that Firefly is building for NASA.

Our CFO Bill Read is going to talk in just a moment about our expansion in civil, commercial and national security space, and about our substantial backlog. These wins underscore the confidence that we have in our financial projections. So with that, I will hand this over to Bill.

BILL READ:

Thank you Andrew.

Slide 32. We believe that Redwire is truly unique in the world of emerging growth space companies in that we have an existing revenue stream, we are profitable today, and we are cash flow positive today. As you can see, we have a strong platform to grow exponentially as we move forward to a vibrant company with $1.4 billion in revenue and $250 million in EBITDA by 2025.

Our revenue projections are underpinned by a robust and visible pipeline of known opportunities in excess of $23 billion. We have a great deal of confidence in our near-term revenue projections with a total current backlog in excess of $150 million, and as Andrew mentioned we have more than $70 million in additional wins that will become backlog in the near term.

We define backlog as the amounts remaining to be recognized as revenue on contracts in hand. We do not include options and/or add-ons that have not yet been awarded.

We have a very strong visibility into 2021 revenue. Of our projected $163 million in 2021 revenue, $109 million, or 67%, is in backlog today, and we have clear line of sight to more than $29 million, or roughly 18%, from contracts where we are the incumbent.

Slide 33. Again, emphasizing the uniqueness of Redwire, we aren’t a one-trick pony. We have a broad breadth of enabling technologies that allow us to be that picks and shovels company for the new space gold rush. We are projecting revenue growth from an estimated $163 million in 2021 to over $1.4 billion by 2025.

In the civil market, we have already proven several commercial applications of LEO and have many more concepts being proven out every day. Now we are moving into the real world application of those proof of concepts and will see strong growth from those applications over the next 5 years and beyond.

As Andrew mentioned, Redwire is the in-space manufacturing company. We expect the civil market to contribute around $202 million to our overall revenue growth over the next 5 years.

Space is now a contested domain and Redwire is and will continue to be at the forefront of supplying our national security forces with the tools that they will need to protect US interests on the ground and in space. We have existing strong relationships with all of the key national security players and have critical technologies that those players will have to have. Redwire expects to generate almost $500 million in new revenue growth from the national security market.

As many of you already know, the commercial market for space is wide open. With the advent of low-cost launch, the possibilities for telecom, internet, entertainment, tourism and constellation applications are huge. And every one of those applications need our picks and shovels. Having satellites that can build themselves in space is a major game changer for all of space, but especially in the commercial segment. Finally, we’re expecting in excess of a half of a billon dollars of our revenue growth on our way to $1.4 billion in 2025 to come from the commercial arena.

Slide 34. Turning to slide 34 on margin improvement. I am fundamentally an operationally focused, continuous improvement disciple CFO. Talking about driving operational improvements and margin growth is near and dear to my heart.

Redwire is profitable today, and we see a multitude of opportunities to continue to grow our margins going forward. We have a world-class management team with decades of experience. And many of us have made our bread and butter by making good companies great. By applying that management know-how and experience to several businesses that have been small family-owned companies opens significant improvement possibilities, including pricing, program management and contract negotiations.

Many of our businesses are moving from proof-of-concept programs to real-world concept applications, which have stronger margins and more upside. We believe that Redwire is the epitome of a 1 plus 1 can equal 3, 4, 5 or more type company. As we bring these diverse enabling technologies together, our value to our customer base expands exponentially and opens up program opportunities that the individual companies would never have on their own.

We also have excess capacity today. We invested in overhead and corporate G&A early so we can leverage additional revenue without growing our fixed and semi-fixed overhead structure, yielding improving margins. These economies of scale apply to both our utilization of our fixed plants and the leveraging of our overhead and G&A.

Finally, as independent entities, our family of companies had to rely heavily on third-party subcontractors for specialized engineering, testing, and for legitimacy on larger contracts. Now, as a part of Redwire, they can leverage our in-house capabilities to drive margin improvement and keep profit in house.

Slide 35 covers our 5-year projections, which are based upon a robust $23 billion pipeline of several hundred distinctly identified opportunities that have been factored based upon a probability weighting. For example, our $1.4 billion in revenue in 2025 is underpinned by an $11.4 billion unfactored pipeline of opportunity.

Redwire is profitable today. Redwire is cashflow positive today. Space is going to win, therefore Redwire is going to win. Redwire has a breakout growth story that is underpinned by a real, strong, visible and growing opportunity pipeline. We don’t require large investments in cap ex and/or working capital to achieve this growth.

And as a reminder, these projections are not dependent upon the funding from this transaction. The transaction provides additional opportunities for additional strategic investments and M&A.

And now I’d like to give it back to Jonathan to touch on transaction valuation and closing remarks. Jonathan?

JONATHAN BALIFF:

Thank you, Bill. First, before some comments on the valuation, please turn to Page 37 for a more detailed overview of the transaction. The transaction values Redwire at $615 million pro forma enterprise value, representing 9.6x estimated 2023 Adjusted EBITDA of approximately $64 million and 2.5x estimated 2025 Adjusted EBITDA of approximately $250 million.

Assuming no redemptions by GNPK shareholders, the transaction is expected to deliver approximately $170 million cash to the Redwire balance sheet. The proposed transaction is further supported by a $100 million oversubscribed and fully committed PIPE, at $10.00 per share, with participation by Senvest Management, Crescent Park and a number of other significant long-term investors. Pro forma, current shareholders will own approximately 55% of the company, GNPK public shareholders will own 24% of the company, PIPE investors will own 15% of the company, and Genesis Park, as the sponsor of the SPAC, will own 6%.

As we’ve detailed on this call, Redwire has the unique combination of profitability and breakout organic growth – which sets us apart from SPAC peers in space and additive manufacturing and well-established traded high-growth defense listed peers on slides 38 and 39.

On Slide 38, we believe that Redwire offers a unique and compelling opportunity for investors. It is a unique growth and value investment in the space industry with current revenue, EBITDA and free cash flow with high visibility into the company’s revenue streams and growth drivers.

Slides 39 to 41 will detail this out. Slide 39 shows Redwire’s unique financial profile amongst its space and additive manufacturing SPAC peers, with current and projected free cash flow and a very low capital intensity to achieve growth due to the nature of its contracted revenue.

On Slides 40 and 41, you will see that Redwire has a compelling valuation for high-growth space companies. Redwire’s 0.4x 2025 EV/Revenue compares well to the average of the current space and additive manufacturing SPACs of 5.6x 2025 EV/Revenue with future growth in these metrics underpinned by an identifiable $23 billion civil, national security, and commercial pipeline.

Redwire is also a compelling valuation as a value investment compared to the well-established publicly traded high-growth defense peers that have higher EV/EBITDA multiples and lower EBITDA growth on this page. The analysis on Slide 40 also shows that Redwire has near-term EBITDA growth that is over 3.0x the average of the high-growth defense peers.

Turning to Slide 42, the analysis on Slide 42 shows the $615 million pro forma enterprise value of Redwire is an over 85% discount to its well-established high-growth defense peers showing compelling upside to the future. And with that, we will conclude today’s call. You can find more information about this transaction in GNPK’s public filings as well as this investor presentation which we have filed with the SEC. Thank you for all of your time today. Be safe.

OPERATOR:

Thank you. That concludes today’s conference call with Redwire and Genesis Park. You may now disconnect your lines at this time, and have a wonderful day.

Forward Looking Statements

This document includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial information, including without limitation, forecasted revenue and revenue CAGR. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Genesis Park Acquisition Corp., Redwire or the combined company after completion of the Business Combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement governing the proposed business combination; (2) the inability to complete the transactions contemplated by the merger agreement due to the failure to obtain approval of the shareholders of Genesis Park Acquisition Corp. or other conditions to closing in the merger agreement; (3) the ability to meet NYSE’s listing standards following the consummation of the transactions contemplated by the merger agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Redwire as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed business combination; (7) changes in applicable laws or regulations; (8) the possibility that Redwire may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by Genesis Park Acquisition Corp. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Genesis Park Acquisition Corp. and Redwire undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Additional Information

In connection with the proposed business combination between Redwire and Genesis Park Acquisition Corp., Genesis Park Acquisition Corp. intends to file with the SEC a preliminary proxy statement / prospectus and will mail a definitive proxy statement / prospectus and other relevant documentation to Genesis Park Acquisition Corp. shareholders. This document does not contain all the information that should be considered concerning the proposed business combination. It is not intended to form the basis of any investment decision or any other decision in respect to the proposed business combination. Genesis Park Acquisition Corp. shareholders and other interested persons are advised to read, when available, the preliminary proxy statement / prospectus and any amendments thereto, and the definitive proxy statement / prospectus in connection with Genesis Park Acquisition Corp.’s solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed business combination because these materials will contain important information about Redwire, Genesis Park Acquisition Corp. and the proposed business combination. The definitive proxy statement / prospectus will be mailed to Genesis Park Acquisition Corp. shareholders as of a record date to be established for voting on the proposed business combination when it becomes available. Shareholders will also be able to obtain a copy of the preliminary proxy statement / prospectus and the definitive proxy statement / prospectus once they are available, without charge, at the SEC’s website at http://sec.gov or by directing a request to: investorrelations@redwirespace.com.

This document shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination.

Participants in the Solicitation

Genesis Park Acquisition Corp. and its directors and officers may be deemed participants in the solicitation of proxies of Genesis Park Acquisition Corp. shareholders in connection with the proposed business combination. Genesis Park Acquisition Corp. shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Genesis Park Acquisition Corp. in Genesis Park Acquisition Corp.’s prospectus relating to its initial public offering filed with the SEC on November 24, 2020. Redwire and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Genesis Park Acquisition Corp. in connection with the Business Combination.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Genesis Park Acquisition Corp. shareholders in connection with the proposed business combination will be set forth in the proxy statement / prospectus for the transaction when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement / prospectus that Genesis Park Acquisition Corp. intends to file with the SEC.